BARNETT & LINN
ATTORNEYS AT LAW
23548 Calabasas Road, Suite 106 ● Calabasas, CA 91302
www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

July 26, 2017

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Sonia Gupta Barros, Assistant Director
Bryan Hough, Staff Attorney Peter McPhun, Accountant Eric McPhee, Accountant

Re:	Forge Innovation Development Corp. (“Registrant” and/or “Company”)
Amendment No. 2 to Registration Statement on Form S-1 Filed on May 26, 2017 File No. 333-218248

Gentlepersons:

The Registrant hereby files its Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”). The Amendment No. 2 has been revised in accordance with the Commission’s comment letter dated July 21, 2017 (“Comment Letter”).

To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No. 2 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

General

1.            We note your response to our response to comment 2. We respectively disagree with your belief that the Registrant was a shell company.

We believe the SEC intentionally avoided defining the term “nominal” regarding a registrant’s assets and business, out of concern that a “bright-line test could be used to circumvent the rules”. With this in mind, it should be noted that it is not unusual that most companies will have nominal operations and nominal assets early in their development. In almost all cases, founders and entrepreneurs have formed their companies before establishing significant operations and creating significant value. The result is that on the date of incorporation, and establishing the company for some period of time thereafter, virtually every company would commence operations with “nominal” operations and assets. We do not believe that this was the SEC’s intent. Rather, we believe Rule 405’s definition of “Shell Company” was meant to curb abuses by holders of companies known as “shells”, which existed primarily as failing non-operating entities or to inhibit companies created for the sole purposes of entering into a merger or acquisition transaction with a yet unidentified target. In other words, those companies classified as “blank check companies” as defined in Rule 419 under the Securities Act of 1933, as amended.

July 26, 2017

Re: Forge Innovation Development Corp. (“Registrant and/or “Company)

Amendment No. 2

The Registrant is a development stage company pursuing an identified actual business plan to develop residential and commercial real estate. The Registrant was formed on January 12, 2016, in Nevada as an LLC (it converted to a C corporation in November 2016). It had a defined business plan to enter the real estate development industry which, like most start-ups, included raising seed money from friends and relatives. In less than 2 ½ months, from January 15 until April 1, 2016, the Registrant worked on its organization and completed its private placement offering. Between April 1 and June 30, 2016, the Registrant sold 718,000 membership units to 17 investors for $71,000. The Registrant commenced active operations by acquiring its first property to develop on June 24, 2016. Thereafter, the Registrant continued the process of developing the property including discussions with building contractors and reviewing with real estate consultants applicable city and county zoning laws, etc. The Registrant completed another private placement in December 2016 with the sale of 2,920,045 shares to 15 investors for $584,009. It is our position that these activities demonstrate that the Registrant has been in business since its inception and should not be labelled a shell company for the 2 ½ months that it was organizing, fine tuning its business plan and preparing its first private placement memorandum. Indeed, had it not been for unforeseen problems with permitting and adjacent landowners which eventually caused the Registrant to resell the property, its current assets would’ve consisted primarily of a very valuable real estate development in Desert Hot Springs, California. The Registrant is now actively seeking another viable real estate development opportunity with significant cash available to acquire and commence development of such real estate. Consequently, your continued view that the Registrant is a “shell company” seems to overlook the Registrant’s previous material business activities and the circumstances which led to its temporary current financial situation in which it is between a previous real estate development and before acquiring a new real estate development opportunity. These circumstances would seem to clearly refute the fact that the Registrant has had no material operations and explain the current temporary cash position of its balance sheet. The Registrant will obviously promptly file a Form 8-K identifying its next real estate development.

As you are aware, the label of being a “shell” company has very serious restrictions on a new company as it moves forward in its growth. The effect on current shareholders, future shareholders, investment bankers and broker/dealers is not inconsequential. In considering the Registrant’s operating history and financial viability, it would, in our view, be unreasonable and unfair to hold the Registrant to be a shell company. The founders have never promoted any other companies or business and its business plan, from inception has been to acquire and develop residential and commercial properties in Southern California.

In view of the above, and with the understanding that determination of shell company status is fact intensive, we ask that you reconsider your analysis and compare the Registrant’s established business against those circumstances in which a registrant has been thinly capitalized and devoid of any business activities where the Commission has weighed in on the shell company issue. We believe that with the additional information we have provided above, that you will agree that the Registrant was never and is not now a shell company.

Where You Can Find More Information

Reports to security holders, page 24

2.            In response to your comment we have deleted the reference to “incorporation by reference.”

Financial Statements and Exhibits

Statement of Operations, page F-13

3.            In accordance with ASC 360-20-40-10 and 11, the buyer’s initial investment includes irrevocable financial instrument from an independent institution. The promissory note received by the Company is not only collateralized by the buyer’s personal property but also is secured by a Deed of Trust to Chicago Title Company, a California corporation and an independent institution insuring the Company’s collection right and the buyer’s payment obligation, which can be considered by the Company to be equivalent to an irrevocable financial instrument and as the buyer’s initial investment.

July 26, 2017

Re: Forge Innovation Development Corp. (“Registrant and/or “Company)

Amendment No. 2

In addition, the Company has revised the paragraph of page F-16 under Note 6 - Notes Receivable as following:

“On March 17, 2017, the Company entered into a Land Transaction Agreement with Steven Zhi Qin, a third party individual, Pursuant to which, the Company sold the undeveloped land located in Desert Hot Spring with value of $283,333, to Steven Zhi Qin in exchange for a Promissory Note in the amount of $310,000. The Promissory Note is secured by a Deed of Trust to Chicago Title Company, a California corporation and an independent institution insuring the Company’s collection right, and will be due on March 17, 2018, with interest at the rate of 2% per annum, payable in monthly installment of interest only, in the amount of $517. The Promissory Note also applies to Steven Zhi Qin’s personal property located at 1715 East Cortez Street, West Covina, CA 91791 as additional collateral, of which a lien will be recorded against said property.”

Enclosed with this letter is a letter from the Chief Executive Officer of the Registrant acknowledging, among other things, the Registrant’s responsibility for the adequacy and accuracy of the disclosure in the filing.

We believe that we have responded to all your comments fairly and reasonably. Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,

Barnett & Linn

/s/ William B. Barnett
William B. Barnett

WBB: scc

cc/ Mr. Liang, President